Exhibit A

Tier 1 Operator in India Places Initial $15 Million
Orders for Nationwide 4G Expansion with Ceragon

Ceragon to help operator get its network 5G-ready to deliver WOW
(Wireless, Open, Wideband) customer experiences with uninterrupted connectivity and faster speeds

Richardson, Texas, February 24, 2022 – Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, announced today that a Tier 1 Operator in India has selected its solutions for a nationwide network evolution project to prepare for 5G. Operating in a highly competitive market, this long-standing customer is relying on Ceragon to help maintain and increase its market share by preparing its network to be the first to deliver uninterrupted 5G connectivity and services that will WOW its customers. In fact, the operator is currently conducting 5G field trials with Ceragon, including multiband as well as Open RAN.

In support of this project, initial orders valued at $15 Million dollars have been placed for Ceragon’s leading all-outdoor 5G-ready multicore solution, with delivery scheduled for Q2 and Q3 2022.

Doron Arazi, Ceragon Networks CEO commented: “This project, along with our ongoing 5G trials with this customer, is a testament to the trust and confidence our long-standing customers have in our technology, vision, and ability to deliver. Our continued efforts to deliver during 2021, despite the component shortages and shipment challenges, have paid out by getting a bigger market share in this roll out phase. In fact, these orders include a bigger portion of higher capacity configurations, which means higher licenses value contributing to our profit.”

The Tier 1 operator was looking to quickly and cost effectively modernize its massive India-wide network. It required fast site upgrades and expansion with minimal disruption, and reselected Ceragon as it offers the simplest upgrade and delivers the required high capacity at minimum footprint and downtime. This is a vote of confidence in Ceragon’s expertise, technology & capabilities.

On a general note, Ceragon is applying its wireless transport expertise to new network domains, including Disaggregated Cell Site Routing, Wireless Fronthaul, Wideband, and Managed Services - to help its customers better meet their network challenges. Ceragon’s new capabilities will be presented next week at MWC 2022 in Barcelona, Spain at booth 5G61.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 150 countries. For more information please visit: www.ceragon.com

Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the effects of general economic conditions and trends on the global and local markets in which we operate, the continued effect of the COVID-19 pandemic on the global economy and markets and on us and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business and operations; the continued effect of the global increase in shipping costs and decrease in shipping slots availability on us, our supply chain and customers, which have resulted, and may continue to result in, price erosion, late deliveries and the risk of penalties and orders cancellation due to late deliveries; the continuing impact of the components shortage due to the global shortage in semiconductors and chipsets, which have caused, and could continue to cause delays in deliveries of our products and delays in the deployment of wireless communication networks by our customers, slowdowns in ordering or projects’ deployment and other adverse effects on our industry and the risk of penalties and orders cancellation created thereby, as well as profit erosion due to constant price increase, payment of expedite fees and costs of inventory pre-ordering and procurement acceleration; the risks relating to increased breaches of network or information technology security along with increase in cyber-attack activities, growing cyber-crime threats, and changes in privacy and data protection laws, that could have an adverse effect on our business;  the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; the risks relating to macro and micro adverse effects on the global and local European markets in which we operate due to the hostility and outbreak of warfare between Russia and Ukraine, which are at this point are too early to evaluate but may include, among others, cancellation or suspension of orders, raw materials, oil and gas, goods and supplies’ price increases, disruption to deliveries, shipping and transportation, imposition of sanctions and embargoes, and other implications that could have an adverse effect on us, our business, suppliers and customers; risks associated with any failure to meet our product development timetable, including delay in the tape-out of our new chipset; the risk that the rollout of 5G services could take longer or be performed differently than anticipated and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Ceragon Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com